SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

**FORM 8-K
CURRENT REPORT**

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 19, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on March 19, 2003 as follows:

Cliffs Announces New $20 Million Bank Facility

Cleveland, OH – March 19, 2003 – Cleveland-Cliffs Inc (NYSE:CLF) today announced that it entered into a $20 million, unsecured 364-day revolving credit facility with Fifth Third Bank.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We are pleased with the progress we have made in improving our financial position as a result of the credit agreement. This new facility enhances our financial flexibility and liquidity in meeting our working capital requirements. We are pleased with our new relationship with Fifth Third Bank and appreciate the bank's confidence and support of Cliffs."

Cynthia B. Bezik, Senior Vice President – Finance and Chief Financial Officer, said, "We appreciate the support of Fifth Third in enabling us to put in place this facility to support our operational needs. Based on our current business outlook, we may need to borrow under this facility in the second quarter due to our typical seasonal working capital build-up, but would expect to repay any borrowings before the end of the third quarter."

* * * * *

Cleveland-Cliffs is the largest supplier of iron ore pellets to the North America steel industry. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors. Risks and uncertainties include: the expectations for the Company's pellet business in 2003 and its projected liquidity requirements may differ significantly from actual results because of lower demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates and operational factors, the timing of pellet sales, and other factors.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: March 20, 2003